Inter oil 's copy

BNP PARIBAS

12 August 2007

E.P InterOil Ltd
C/O InterOil Australia Pty Ltd
PO Box 6567
Suite 2, Level 2 79-97 Abbott Street
Cairns QLD 4870
Australia

Attn: Mr. Collin Visaggio, Chief Financial Officer

Dear Sir,

RE: THIRD SUPPLEMENTAL LETTER TO THE LETTER AGREEMENT DATED 12 AUGUST 2005

We refer to our Letter Agreement dated 12 August 2005 as further supplemented by the First Supplemental Letter dated 5 Dec 2005 and the Second Supplemental Letter dated 18 Aug 2006 (the "Letter Agreement"). The "Letter Agreement" which expression includes all amendments, supplements, renewals, adjustments and other modifications made thereto from time to time.

Terms used in this Third Supplemental Letter shall have the same meaning, construction and interpretation as those words and references in the Letter Agreement, unless otherwise defined herein.

With effect from the date of this Third Supplemental Letter, the Letter Agreement shall be amended as follows: -

1. Facility 1 under Clause 3 shall be replaced as follows:

Facility 1:

USD130,000,000.00 (United States Dollars One Hundred and Thirty Million only) for the issuance of documentary letters of credit and / or stand by letters of credit (each an "LC"/"SBLC" and collectively "LCs"/"SBLCs") (maximum payment terms of 30 days after bill of lading), followed by secured loans in the form of short-term advances, advances on merchandise ("AOM"), related freight loans ("FL") and receivables financing (collectively, the "Short Term Loans"). The maximum tenor for each Short Term Loan to which an LC relates, shall not exceed 75 days from the date of the first Advance under such Short Term Loan ("Maturity Date").

Sublimit under Facility 1: EUR12,000,000.00 (Euro Twelve Million only or USD equivalent) for Hedging Transactions via BNP Paribas Commodity Indexed Transaction Group or other acceptable counter parties

Issuance of Standby Letters of Credit ("SBLC") and/or bank guarantees to cover hedging transactions with BNP Paribas Commodity Indexed Transaction Group with max tenor of 6 months with further sublimits of EUR6,000,000 (Euro Six Million only or USD equivalent) up to a max tenor of 12 months and a further sublimit of EUR2,000,000 (Euro Two Million only or USD equivalent) up to a max tenor of 18 months. For this purpose, issuance of such SBLC and/or bank guarantees to cover hedging transactions with any other acceptable counterparties will be limited to a max tenor of 6 months only.

2. Clause 7(a) is hereby amended and read as:

(a) The Facilities shall be available from the date of acceptance hereof subject to fulfilment of all conditions precedent, up to 31 August 2008 (the "Availability Period"). No drawings or utilisation shall be permitted after the Availability Period. Notwithstanding the foregoing, the Bank may within its sole discretion decide whether to extend the Availability

BNP PARIBAS Incorporated in France with Limited Liability
20 Collyer Quay, Tung Centre, Singapore 049319. Tel: (65) 6210 1288 Fax: (65) 6224 3459
Registered Office: 16, bld des Italiens, 75009 Paris, France - 662 042 449 RCS Paris - www.bnpparibas.com

Period. For the avoidance of doubt, any utilisation under the Facilities requested within the Availability Period but which has a maturity date ending beyond the Availability Period shall, subject to the terms of the Letter Agreement, be permitted so long as that utilisation is fully repaid by such maturity date.

3. **Clause 9(d) is hereby amended and read as:**

Corporate guarantee from IOL dated 9 June 2004.

4. **Clause 9(j) is hereby amended and read as:**

Deposit Agreement between the Bank, IOL and the Australia and New Zealand Banking Group (PNG) Limited ("ANZ PNG") dated 9 June 2004 including all amendments, supplements, renewals, adjustments and other modifications made thereto from time to time.

5. **Under Clause 10 (b), to insert the following sub-clause:**

(vii) FL being used for payment of freight for underlying transactions financed by the Bank. Freight financing shall be subject to the Bank being in receipt of bills of lading and freight invoice; and drawings under FL shall be paid directly to the shipping company.

Save to the extent as expressly amended herein, all the terms and conditions in the Letter Agreement remain unchanged and continue in full force and effect.

This Third Supplemental Letter is only effective upon our receipt of:

(a) your acceptance hereunder and the written confirmation from:

- IOC,
- IOL and
- SP Interoil, LDC

as set out below; and

(b) the written consent of Overseas Private Investment Corporation to the amendments of the Letter Agreement as abovementioned, in form and substance satisfactory to the Bank.

If the foregoing is acceptable to you, please sign and return the enclosed duplicate copy of the Third Supplemental Letter together with a certified true copy of your corporate approval of this Supplemental Letter no later than 30 days from the date hereof.

Yours faithfully
For and on behalf of
BNP Paribas, Singapore Branch

Antoine Fagniez
Managing Director
Energy & Commodities -
Structured Debt, Asia Pacific

Jay Ng
Senior Relationship Manager
Energy & Commodities -
Structured Debt, Asia Pacific

Acknowledgement and Acceptance

We, **E.P. InterOil, Ltd.** hereby unconditionally accept the terms and conditions of this Third Supplemental Letter dated 12 August 2007.

We further acknowledge that in relation to the Intercreditor Deed dated 9 June 2004 to which we are a party:

(a) all references to the Working Capital Facility Agreement shall include the Letter Agreement referred to above (as the same may be further amended, novated, supplemented, substituted, increased (subject to Clause 8(c) of the said Intercreditor Deed), decreased or replaced from time to time); and

(b) without prejudice to paragraph (a) above, the Letter Agreement be designated as a BNPP Finance Document (as defined in the said Intercreditor Deed).

For and on behalf of
E.P. InterOil, Ltd

C. F. Visaggio
....

Name of Authorised Signatories: COLLIN VISAGGIO
Designation: CHIEF FINANCIAL OFFICER
Company's Stamp
Date: 4 DEC 2007

Agreement and Confirmation

We, **InterOil Corporation**, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the amendments to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.

Agreed and confirmed
For and on behalf of
InterOil Corporation

Name: CHRISTIAN M. VINSON
Designation: DIRECTOR
Date: 24 OCT 2007

COLLIN VISAGGIO
CHIEF FINANCIAL OFFICER
24 OCT 2007

We, **InterOil Limited**, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the amendments to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.

We further acknowledge that in relation to the Intercreditor Deed dated 9 June 2004 to which we are a party:

(a) all references to the Working Capital Facility Agreement shall be references to the Letter Agreement referred to above (as the same may be further amended, novated, supplemented, substituted, increased (subject to Clause 8(c) of the said Intercreditor Deed), decreased or replaced from time to time); and

(b) without prejudice to paragraph (a) above, the Letter Agreement be designated as a BNPP Finance Document (as defined in the said Intercreditor Deed).

Agreed and confirmed
For and on behalf of
InterOil Limited

Name: CHRISTIAN M. VINSON
Designation: DIRECTOR
Date: 4 DEC 2007

We, **SP InterOil, LDC**, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the amendments to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.

Agreed and confirmed
For and on behalf of
SP InterOil, LDC

Name: CHRISTIAN M. VINSON
Designation: DIRECTOR
Date: